UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOODRICH PETROLEUM CORPORATION
(Name of Subject Company)
PALOMA VI MERGER SUB, INC.
(Name of Filing Person — Offeror)
PALOMA PARTNERS VI HOLDINGS, LLC
(Name of Filing Person — Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
382410843
(CUSIP Number of Class of Securities)
Christopher N. O’Sullivan
Paloma Partners VI Holdings, LLC
1100 Louisiana Street, Suite 5100
Houston, TX 77002
(713) 650-8500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
G. Michael O’Leary
Henry Havre
Hunton Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, TX 77002
(713) 220-4200

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$389,543,985	$36,110.73

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value calculation does not take into account the effect of any cash received or deemed received by Goodrich Petroleum Corporation (“Goodrich”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $23.00, the tender offer price per Share (as defined below), by (b) the sum of (i) 14,387,069 outstanding Shares, (ii) 511,624 Shares to be issued upon exercise of certain outstanding warrants, (iii) 1,534,563 Shares to be issued upon conversion of the outstanding 13.50% convertible second lien senior secured notes due 2023 and (iv) 503,439 Shares to be issued under the Goodrich Equity Plan. The foregoing figures have been provided by the issuer to the offerors and are as of November 17, 2021, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued by the Securities and Exchange Commission on August 23, 2021, by multiplying the transaction value by 0.0000927.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Paloma”), and Paloma VI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Paloma (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Goodrich Petroleum Corporation, a Delaware corporation (“Goodrich”), that are issued and outstanding at a price of $23.00 per Share, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
Items 1 through 9; Item 11.
All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.
Item 10.   Financial Statements.
Not applicable.
Item 12.   Exhibits.
See Exhibit Index.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2021
PALOMA PARTNERS VI HOLDINGS, LLC
By:	/s/ Christopher N. O’Sullivan Name: Christopher N. O’Sullivan Title: Chief Executive Officer
PALOMA VI MERGER SUB, INC.
By:	/s/ Christopher N. O’Sullivan Name: Christopher N. O’Sullivan Title: Chief Executive Officer

EXHIBIT INDEX
Index No.
(a)(1)(i)*	Offer to Purchase, dated November 24, 2021.
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)*	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)*	Summary Advertisement as published in The New York Times on November 24, 2021.
(a)(5)(i)*	Press Release, dated November 24, 2021.
(d)(1)	Agreement and Plan of Merger, dated November 21, 2021, by and among Goodrich, Paloma and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).**
(d)(2)*	Confidentiality Agreement, dated August 19, 2021, by and between Paloma and Goodrich.
(d)(3)	Tender and Support Agreement, dated November 21, 2021, by and among Paloma, Purchaser, Anchorage Illiquid Opportunities V, L.P., AIO V AIV 1 Holdings L.P., and solely as set forth in Section 2.04, 6.02 and Section 6.04, Goodrich (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).
(d)(4)	Tender and Support Agreement, dated November 21, 2021, by and among Paloma, Purchaser, Franklin Advisers, Inc., as Investment Manager on behalf of certain funds and accounts, and solely as set forth in Section 2.05, 6.02 and Section 6.04, Goodrich (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).
(d)(5)	Tender and Support Agreement, dated November 21, 2021, by and among Paloma, Purchaser, solely as set forth in Section 2.04, 6.02 and Section 6.04, Goodrich, and certain directors of Goodrich and certain members of Goodrich’s management (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Goodrich with the Securities and Exchange Commission on November 23, 2021).
(d)(6)*	Equity Commitment Letter, dated November 21, 2021, by and between EnCap Energy Capital Fund XI, L.P. and Paloma.
(d)(7)*	Stock Purchase Agreement, dated November 21, 2021, between Paloma and a fund affiliated with LS Power Development, LLC.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

**
Schedules to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Copies of any such schedules will be furnished to the U.S. Securities and Exchange Commission upon request.